SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.____)

                         The Quick & Reilly Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)


                                    748376100
                                 (CUSIP Number)

                              William C. Mutterperl
                    Senior Vice President and General Counsel
                           Fleet Financial Group, Inc.
                               One Federal Street
                           Boston, Massachusetts 02110
                                 (617) 292-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 16, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


CUSIP No.   748376100

1)   NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Fleet Financial Group, Inc.            E.I.N. 05-0341324

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         N/A
      (b)         N/A

3)   SEC USE ONLY

4)   SOURCE OF FUNDS        WC

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)               [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Rhode Island

7)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER          7,688,241

8)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER           -0-

9)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER     7,688,241

10)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER      -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,688,241

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [  ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   19.9%

14)   TYPE OF REPORTING PERSON     CO

     This statement is being filed to report the granting by The Quick & Reilly Group, Inc., a Delaware corporation (the "Company"), to Fleet Financial Group, Inc., a Rhode Island corporation ("FFG"), of an option (the "Option") to purchase up to 7,688,241 shares (the "Option Shares") of the outstanding common stock, $0.10 par value, of the Company, pursuant to a Stock Option Agreement (the "Stock Option Agreement") dated September 16, 1997, between the Company and FFG. The Stock Option Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The exercise of the Option is subject to the occurrence of certain events relating to attempts by third parties to acquire the Company prior to the effective date of the Merger (as hereinafter defined). The Company, FFG and Fleet Securities, Inc. ("Merger Sub") have also entered into an Agreement and Plan of Merger dated as of September 16, 1997 (herein referred to as the "Agreement"), pursuant to which the Company will merge with and into Merger Sub (the "Merger"). The Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 1.     SECURITY AND ISSUER

     This statement relates to shares of common stock, $0.10 par value, of the Company (the "Common Stock"). The principal executive offices of the Company are located at 230 South County Road, Palm Beach, Florida 33480.

ITEM 2.     IDENTITY AND BACKGROUND

     (a) This statement is being filed by FFG, a Rhode Island corporation. The names and citizenship of the executive officers and directors of FFG are set forth on Annex A attached hereto, which Annex is incorporated herein by reference.

     (b) The executive offices and principal place of business of FFG is located at One Federal Street, Boston, Massachusetts 02110. The business addresses of the executive officers and directors of FFG are set forth on Annex A attached hereto, which Annex is incorporated herein by reference.

     (c) FFG is a diversified financial services company engaged in a general commercial banking and trust business through its banking subsidiaries and a broad range of financial services through its non-banking subsidiaries. The present principal occupations of the executive officers and directors of FFG are set forth on Annex A attached hereto, which Annex is incorporated herein by reference.

     (d) During the last five years, neither FFG nor, to the best of FFG's knowledge, any of FFG's directors or executive officers listed on Annex A have been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, neither FFG nor, to the best of FFG's knowledge, any of FFG's directors or executive officers listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company granted FFG the Option in consideration of FFG's entering into the Agreement. The Stock Option Agreement provides that the consideration for the Common Stock purchased upon exercise of the Option shall be payable in immediately available funds. It is anticipated that any funds used to purchase Option Shares will be provided by the general working capital of FFG.

ITEM 4.     PURPOSE OF THE TRANSACTION

     Through the Merger, FFG is seeking to acquire the entire equity interest of the Company. The Stock Option Agreement is designed to, and FFG requested such agreement because it believed that it would, enhance the likelihood that the Merger would be successfully consummated in accordance with the terms contemplated by the Agreement.

     On the effective date of the Merger, the issued and outstanding shares of Common Stock (except for shares of Common Stock held by the Company or any of its subsidiaries or by FFG or any of its subsidiaries, in each case, other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted) shall be automatically converted into the right to receive 0.578 shares of the common stock, $0.01 par value, of FFG ("FFG Common Stock").

     No fractional shares of FFG Common Stock will be issued in the Merger, and the Company's stockholders who otherwise would be entitled to receive a fractional share of FFG Common Stock will receive a cash payment in lieu thereof.

     Pursuant to the Stock Option Agreement, the Company granted FFG an option (the "Option") to purchase up to 7,688,241 authorized but unissued shares (the "Option Shares") of Common Stock for $35.04 per share. The Option will become exercisable in whole or in part at any time prior to its expiration, if (i) the Company, without the prior written consent of FFG, enters into an agreement with any person (other than FFG) to effect (any of the following, an "Acquisition Transaction") (a) a merger, consolidation or similar transaction involving the Company or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) (other than mergers, consolidations or similar transactions involving (x) the Company or any of its Significant Subsidiaries in which the voting securities of the Company immediately prior to such transaction continue to represent at least 65% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction or (y) only the Company and its subsidiaries), (b) the purchase, lease or other acquisition of all or a substantial portion of the assets of the Company or any of its Significant Subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of the Company or any of its subsidiaries or (d) any substantially similar transaction, (ii) the Board of Directors of the Company shall have recommended that the stockholders of the Company approve or accept any Acquisition Transaction, or (iii) any person (other than FFG) acquired beneficial ownership of 20% or more of the then outstanding shares of Common Stock.

     As more fully set forth in the Stock Option Agreement, FFG (or a subsequent
holder  of  the  Option  or  Option  Shares)  has  the  right  under   specified
circumstances to require the Company to repurchase the Option or Option Shares.

     Upon consummation of the Merger, FFG has agreed to cause one member of the Company's Board of Directors on the date hereof (selected by FFG after consultation with the Company), who is still a member of the Company's Board of Directors immediately prior to the effective date of the Merger and willing and eligible to serve, to be elected or appointed as a director of FFG.

     During the period from September 16, 1997 to the effective date of the Merger, the Company has agreed that without the consent of FFG it will not (i) issue, sell or otherwise permit to become outstanding (including pursuant to any stock split, stock dividend, recapitalization or similar transaction or pursuant to any Compensation and Benefit Plan qualified under Section 401(k) of the Internal Revenue Code of 1986 to the extent such Compensation and Benefit Plan offers Common Stock as an investment option), or authorize the creation of, any capital stock, including any additional Common Stock or any Rights (as defined in the Agreement), (ii) enter into any agreement, understanding or arrangement with respect to the voting of its capital stock, (iii) enter into any agreement with respect to the foregoing, (iv) permit any additional Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, (v) make, declare, pay or set aside for payment any dividend (other than (A) regular quarterly cash dividends at a rate not to exceed $0.06 per share with record and payment dates consistent with past practice and (B) dividends from wholly owned Subsidiaries to the Company or another wholly-owned subsidiary of the Company) on or in respect of, or declare or make any distribution on, any Common Stock, or (vi) directly or indirectly, adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock except pursuant to the exercise of stock options outstanding as of September 16, 1997.

     If the Merger is consummated as contemplated, the Common Stock will cease to be listed on the New York Stock Exchange and such securities will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Other than as described above or in Item 5 below, FFG does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) To the best of FFG's knowledge, there were no more than 38,664,015 shares of Common Stock issued and outstanding as of August 29, 1997, and 29,636 shares of Common Stock were held in treasury as of September 16, 1997. The 7,688,241 Option Shares therefore represent 19.9% of the number of shares of Common Stock issued and outstanding as of August 29, 1997.

     (b) If the Option were exercised, FFG would have the sole power to vote and dispose of the Option Shares.

     (c) N/A

     (d) N/A

     (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in the introductory statement hereto and Item 5 of this
Schedule 13D, which statement and Item are incorporated herein by reference, neither FFG nor, to the best of its knowledge, any of FFG's directors and executive officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     1. Option Agreement dated as of September 16, 1997 between the Company and FFG (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K dated September 16, 1997 filed by The Quick & Reilly Group, Inc. (Commission File No. 1-8517)).

     2. Agreement and Plan of Merger dated as of September 16, 1997 by and among FFG, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K dated September 16, 1997 filed by The Quick & Reilly Group, Inc. (Commission File No. 1-8517)).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1997

                                      FLEET FINANCIAL GROUP, INC.


                                      By:/s/Drew J. Pfirrman
                                         ---------------------------------------
                                            Drew J. Pfirrman
                                            Associate General Counsel

                                     ANNEX A


                           FLEET FINANCIAL GROUP, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS


1.   Joel B. Alvord

     Business Address:              Shawmut Capital Management, Inc.
                                    One Federal Street, 9th Floor
                                    Boston, MA  02211

     Principal Occupation:          President & Managing Director

     Citizenship:                   United States

2.   William Barnet, III

     Business Address:              William Barnet & Son
                                    1300 Hayne Street
                                    Arcadia, SC  29320

     Principal Occupation:          President

     Citizenship:                   United States

3.   Bradford R. Boss

     Business Address:              A.T. Cross Company
                                    One Albion Road
                                    Lincoln, RI  02865

     Principal Occupation:          Chairman

     Citizenship:                   United States

4.   Stillman B. Brown

     Business Address:              Harcott Associates
                                    196 Trumbull Street, 4th Floor
                                    Hartford, CT  06103

     Principal Occupation:          President

     Citizenship:                   United States

5.   Paul J. Choquette, Jr.

     Business Address:              Gilbane Building Company
                                    Seven Jackson Walkway
                                    Providence, RI  02940

     Principal Occupation:          President

     Citizenship:                   United States

6.   John T. Collins

     Business Address:              The Collins Group, Inc.
                                    60 State Street
                                    Boston, MA  02115

     Principal Occupation:          Chairman and Chief Executive Officer

     Citizenship:                   United States

7.   David L. Eyles

     Business Address:              Fleet Financial Group
                                    777 Main Street
                                    Hartford, CT  06115

     Principal Occupation:          Executive Vice President and
                                      Chief Credit Policy Officer

     Citizenship:                   United States

8.   Anne M. Finucane

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02110

     Principal Occupation:          Senior Vice President

     Citizenship:                   United States

9.   James F. Hardymon

     Business Address:              Textron Inc.
                                    40 Westminster Street
                                    Providence, RI  02903

     Principal Occupation:          Chairman and Chief Executive Officer

     Citizenship:                   United States

10.  Robert B. Hedges

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02110

     Principal Occupation:          Senior Vice President

     Citizenship:                   United States

11.  Robert J. Higgins

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02110

     Principal Occupation:          President & Chief Operating Officer

     Citizenship:                   United States

12.  Douglas L. Jacobs

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02110

     Principal Occupation:          Treasurer

     Citizenship:                   United States

13.  Robert M. Kavner

     Business Address:              On Command Corp.
                                    6331 San Ignacio Avenue
                                    San Jose, CA  95119

     Principal Occupation:          President and Chief Executive Officer

     Citizenship:                   United States

14.  Raymond C. Kennedy

     Business Address:              Kendell Holdings, Inc.
                                    745 Warren Street
                                    Hudson, NY  12534

     Principal Occupation:          Chairman

     Citizenship:                   United States

15.  Robert C. Lamb, Jr.

     Business Address:              Fleet Financial Group, Inc.
                                    50 Kennedy Plaza
                                    Providence, RI  02903

     Principal Occupation:          Controller & Chief Accounting Officer

     Citizenship:                   United States

16.  Robert J. Matura

     Business Address:              Robert J. Matura Associates
                                    84 Lynam Road
                                    Stamford, CT  06903

     Principal Occupation:          Chairman and Chief Executive Officer

     Citizenship:                   United States

17.  Eugene M. McQuade

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02211

     Principal Occupation:          Vice Chairman and Chief Financial Officer

     Citizenship:                   United States

18.  Arthur C. Milot

     Business Address:              P.O. Box 456
                                    Jamestown, RI  02835


     Principal Occupation:          Private Investor

     Citizenship:                   United States

19.  Brian T. Moynihan

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02211

     Principal Occupation:          Managing Director of Corporate
                                      Strategy & Development/EVP

     Citizenship:                   United States

20.  Terrence Murray

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02211

     Principal Occupation:          Chairman and Chief Executive Officer

     Citizenship:                   United States

21.  William C. Mutterperl

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  02211

     Principal Occupation:          Senior Vice President, Secretary and
                                      General Counsel of Fleet Financial
                                      Group, Inc.

     Citizenship:                   United States

22.  Thomas D. O'Connor

     Business Address:              Mohawk Paper Mills, Inc.
                                    P.O. Box 497
                                    465 Saratoga Street
                                    Cohoes, NY  12047

     Principal Occupation:          Chairman and Chief Executive Officer

     Citizenship:                   United States

23.  Gunnar S. Overstrom

     Business Address:              Fleet Financial Group, Inc.
                                    777 Main Street
                                    Hartford, CT  06115

     Principal Occupation:          Vice Chairman, Fleet Financial
                                      Group, Inc. Chairman, Fleet National Bank

     Citizenship:                   United States

24.  Michael B. Picotte

     Business Address:              The Picotte Companies
                                    20 Corporate Woods Blvd., Suite 600
                                    Albany, NY  12211

     Principal Occupation:          Managing General Partner

     Citizenship:                   United States

25.  Lois D. Rice

     Business Address:              The Brookings Institution
                                    Program in Economic Studies
                                    2332 Massachusetts Ave., N.W.
                                    Washington, DC  20008

     Principal Occupation:          Guest Scholar

     Citizenship:                   United States

26.  John R. Riedman

     Business Address:              Riedman Corporation
                                    Riedman Tower
                                    45 East Avenue
                                    Rochester, NY  14604

     Principal Occupation:          Chairman

     Citizenship:                   United States

27.  Thomas M. Ryan

     Business Address:              CVS
                                    One CVS Drive
                                    Woonsocket, RI  02895

     Principal Occupation:          President and Chief Executive Officer

     Citizenship:                   United States

28.  H. Jay Sarles

     Business Address:              Fleet Financial Group, Inc.
                                    One Federal Street
                                    Boston, MA  022110

     Principal Occupation:          Vice Chairman and Chief Administrative
                                      Officer-Fleet Financial Group, Inc.
                                    Chairman , Fleet Bank, National Association


     Citizenship:                   United States

29.  Anne M. Slattery

     Business Address:              Fleet Financial Group, Inc.
                                    777 Main Street
                                    Hartford, CT  06115

     Principal Occupation:          Senior Vice President

     Citizenship:                   United States

30.  M. Anne Szostak

     Business Address:              Fleet Financial Group, Inc.
                                    50 Kennedy Plaza
                                    Providence, RI  02903

     Principal Occupation:          Senior Vice President

     Citizenship:                   United States

31.  Samuel O. Thier

     Business Address:              Partners HealthCare System, Inc.
                                    Prudential Tower - 11th Floor
                                    800 Boylston Street
                                    Boston, MA  02199

     Principal Occupation:          Chief Executive Officer

     Citizenship:                   United States

32.  Paul R. Tregurtha

     Business Address:              Mormac Marine Group, Inc.
                                    Three Landmark Square
                                    Stamford, CT  06901

     Principal Occupation:          Chairman and Chief Executive Officer

     Citizenship:                   United States

33.  Michael R. Zucchini

     Business Address:              Fleet Financial Group, Inc.
                                    50 Kennedy Plaza
                                    Providence, RI  02903

     Principal Occupation:          Vice Chairman and Chief Technology Officer

     Citizenship:                   United States